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| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


        (Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Madison Dearborn Partners V
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       Three First National Plaza, Suite 1330
    ----------------------------------------------------------------------------
                                   (Street)
    ----------------------------------------------------------------------------
       Chicago                       IL                              60602
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               10/31/96
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)   36-3621537
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol General Communication, Inc. (GNCMA)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [ ] 10% Owner    [x] Other
                        (give title below)                       (specify below)

             (Reporting Person may be deemed members of a group.)
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
-

X
-   Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   Class A Common       30,916 (a)          D
   Stock
--------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v.)


                                                                     Page 1 of 3
                                                                 SEC 1473 (7-96)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:


See page 3.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


                            Madison Dearborn Partners V

                       By:  /s/ Gary J. Little                   11/12/96
                            ------------------                  --------
                            **Signature of Reporting Person        Date

                      Name:   Gary J. Little
                      Title:  General Partner


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                                     Page 2 of 3
                                                                 SEC 1473 (7-96)

Name of Reporting
Persons:                        Madison Dearborn Partners IV
                                John A. Canning, Jr.
                                Kent P. Dauten
                                William J. Hunckler, III
                                Paul R. Wood
                                Samuel M. Mencoff
                                Paul J. Finnegan
                                Benjamin D. Chereskin
                                Thomas R. Reusche
                                James N. Perry, Jr.
                                Justin S. Huscher
                                Gary J. Little

Address of Reporting
Persons:                        Three First National Plaza, Suite 1330
                                Chicago, Illinois 60602

Date of Event
 Requiring Statement:           October 31, 1996

Issuer and Ticker
 Symbol:                        General Communication, Inc. (GNCMA)

                             ---------------------

                            EXPLANATION OF RESPONSE

a) Madison Dearborn Partners V's 30,916 shares of Class A Common Stock are subject to a voting agreement (the "New Voting Agreement") which governs the voting of certain shares of General Communication, Inc.'s Class A Common Stock and Class B Common Stock. The New Voting Agreement is further described in the
Schedule 13D filed by Madison Dearborn Partners V on November 12, 1996. Madison Dearborn Partners V and the other parties whose shares are subject to the New Voting Agreement may be deemed to constitute a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, because of the terms of the New Voting Agreement. Madison Dearborn Partners V disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock held by the other parties and disclaims that it constitutes a group with the other parties for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Further, Madison Dearborn Partners V has no pecuniary interest in any shares of Class A Common Stock or Class B Common Stock other than its 30,916 shares and it disclaims beneficial ownership for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, of any of such other shares.

     Messrs. Canning, Dauten, Hunckler, Wood, Mencoff, Finnegan, Chereskin, Reusche, Perry, Huscher and Little are the general partners of Madison Dearborn Partners V and may be deemed to have an indirect pecuniary interest in the shares of Class A Common Stock held by Madison Dearborn Partners V. Each such general partner disclaims beneficial ownership of the shares held by Madison Dearborn V except to the extent of such general partner's proportionate interest in Madison Dearborn Partners V. Each such general partner has authorized Madison Dearborn Partners V to make this filing on his behalf.



                                                                     Page 3 of 3
                                                                 SEC 1473 (7-96)